UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Industrial Services of America, Inc.

(Name of Issuer)

Common Stock (Par Value $0.0033)

(Title of Class of Securities)

456314103

(CUSIP Number)

Recycling Capital Partners, LLC

295 South Commerce Drive

Waterloo, IN  46793

(260) 232-3031

Daniel M. Rifkin

295 South Commerce Drive

Waterloo, IN  46793

(260) 232-3031

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456314103		13D/A

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Recycling Capital Partners, LLC (47-0984520)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (Funds of Recycling Capital Partners, LLC)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Indiana

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,714,286(1)

	8.	Shared Voting Power 00,000

	9.	Sole Dispositive Power 1,714,286(1)

	10.	Shared Dispositive Power 00,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,714,286(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.5%(2)

14.	Type of Reporting Person (See Instructions) PN

(1)  Number of shares of common stock, par value $0.0033 per share (“Common Stock”) of Industrial Services of America, Inc., a Florida corporation (the “Issuer”), upon exercise of a warrant exercisable on December 13, 2014 at an exercise price of $5.00 per share (the “Warrant”) granted by Issuer to Recycling Capital Partners, LLC, an Indiana limited liability company (“RCP”) under that certain Common Stock Purchase Warrant, dated June 13, 2014 (the “Warrant Agreement”), which amount includes (a) the 857,143 shares owned by the Reporting Person and (b) the 857,143 shares of Common Stock issuable upon exercise of the Warrant.

(2)  With respect to the calculation of the percent of class beneficially owned by the Reporting Person, 8,813,553 was used as the total amount of outstanding shares, which amount includes (a) the 7,956,410 shares of Common Stock issued and outstanding as of August 8, 2014, as reflected in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014 and (b) the 857,143 shares of Common Stock issuable upon exercise of the Warrant.

CUSIP No. 456314103		13D/A

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Daniel M. Rifkin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (Funds of Recycling Capital Partners, LLC)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Indiana

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 00,000

	8.	Shared Voting Power 1,714,286(1)

	9.	Sole Dispositive Power 00,000

	10.	Shared Dispositive Power 1,714,286(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,714,286(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.5%(2)

14.	Type of Reporting Person (See Instructions) IN

(1) Number of shares of Common Stock upon exercise of the Warrant granted under the Warrant Agreement.

(2) With respect to the calculation of the percent of class beneficially owned by the Reporting Person, 8,813,553 was used as the total amount of outstanding shares, which amount includes (a) the 7,956,410 shares of Common Stock issued and outstanding as of August 8, 2014, as reflected in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014 and (b) the 857,143 shares of Common Stock issuable upon exercise of the Warrant.

CUSIP No. 456314103	13D/A

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and restates certain statements on Schedule 13D filed with the Securities and Exchange Commission on June 23, 2014 (the “Schedule 13D”), which relates to the common stock, par value $0.0033 per share (the “Common Stock”) of Industrial Services of America, Inc. (the “Issuer”).  Unless otherwise indicated, all capitalized terms used herein and not otherwise defined have the meanings assigned to such terms as set forth in the Schedule 13D.

This Amendment is being filed to amend Item 5 of the Schedule 13D with respect to the Responding Parties’ beneficial ownership of shares of the Issuer as a result of the previously disclosed Common Stock Purchase Warrant dated June 13, 2014 being exercisable 60 days from the date hereof and as set forth below.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)                                 RCP has beneficial ownership of 1,714,286 shares of the Issuer’s Common Stock, comprising 19.5% of the outstanding shares as of August 8, 2014, taking into account the shares issuable upon exercise of the warrant described below.  RCP’s beneficial ownership of the Issuer’s Common Stock consists of its ownership of 857,143 shares of Common Stock and its beneficial ownership of an additional 857,143 shares of Common Stock pursuant to a common stock purchase warrant exercisable between December 13, 2014 and June 13, 2019 at an exercise price of $5.00 per share, subject to price adjustment for stock dividends, stock splits and other recapitalization events.  As the sole manager of RCP, Daniel M. Rifkin has beneficial ownership over the same 1,714,286 shares, comprising 19.5% of the outstanding shares as described above.

(b)                                 RCP has sole voting and sole dispositive power over 1,714,286 shares of the Issuer’s Common Stock.  Daniel M. Rifkin has shared voting and share dispositive power over 1,714,286 shares of the Issuer’s Common Stock.

(c)                                  There have been no transactions with respect the Issuer’s Common Stock during the sixty (60) days prior to the date hereof by either of the Reporting Persons.

(d)                                 Not applicable.

(e)                                  Not applicable.

CUSIP No. 456314103	13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RECYCLING CAPITAL PARTNERS, LLC

/s/ Daniel M. Rifkin
Daniel M. Rifkin
Title: Manager
Date: October 13, 2014

DANIEL M. RIFKIN

/s/ Daniel M. Rifkin

CUSIP No. 456314103	13D/A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to (i) the joint filing on behalf of each of them of a statement amending a previously filed Schedule 13D with respect to the shares of Industrial Services of America, Inc. and (ii) that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness and accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 13th day of October, 2014.

RECYCLING CAPITAL PARTNERS, LLC

By:	/s/ Daniel M. Rifkin
Daniel M. Rifkin
Its: Manager

DANIEL M. RIFKIN

/s/ Daniel M. Rifkin